December 20, 2024

Craig Shesky
Chief Financial Officer
TMC the metals Co Inc.
595 Howe Street, 10th Floor
Vancouver, British Columbia V6C 2T5

       Re: TMC the metals Co Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed March 25, 2024
           File No. 001-39281
Dear Craig Shesky:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Risk Factors
Our ability to generate revenue will be diminished if we are unable to compete with substitutions for the minerals..., page 56

1. We note your graphic on page 11 of the evolution of cathode chemistry across passenger EVs, which discloses LFP batteries growing their market share from 4% in
       2015 to 42% in 2023. Accordingly, please revise this risk factor to disclose not just that "if these industries shift to new technologies or products (e.g., nickel-rich battery chemistries could be replaced by other battery chemistries that do not use nickel or cobalt such as lithium iron phosphate (LFP)...)...it could result in a decline in demand for our metal products"; but to also disclose the present increase in usage of LFP battery chemistry in EVs and any impact on the demand for your proposed products.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 20, 2024
Page 2

       Please contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at 202-551-3271 or Daniel Morris at 202-551-3314 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Daniel Kajunski